Exhibit 12

	2006		2005		2004		2003		2002
Fixed Charges:
Interest expense or capitalized	14,394		19,463		19,723		19,037		18,739
Estimate of interest within rental expense	17,556		16,159		13,545		12,351		9,310

FIXED CHARGES	$31,949		$35,622		$33,268		$31,388		$28,049

Earnings:
Income (loss) from continuing operations	38,915		18,604		(17,743)		(20,791)		(123,574)
Minority interest	2,294		1,714		333		—		—
Equity pick-up	(5,772)		(285)		—		—		—
Fixed charges	31,949		35,622		33,268		31,388		28,049

EARNINGS (Loss)	$67,387		$55,655		$15,858		$10,597		$(95,525)

Ratio of Earnings to Fixed Charges	2.1	x	1.6	x	0.5	x	0.3	x	(3.4	)x
For the years ended December 31, 2004, 2003 and 2002, we had an earnings-to-fixed charges coverage deficiency of approximately $17.4 million, $20.8 million and $123.6 million, respectively.